Mail Stop 4561

January 28, 2009

Peter Karmanos, Jr.
Chief Executive Officer
Compuware Corporation
One Campus Martius
Detroit, MI 48226-5099
Also via facsimile at: (313) 227-1822

Re: Compuware Corporation
Form 10-K for the Fiscal Year Ended March 31, 2008
Filed on May 30, 2008
Form 10-Q for the Quarterly Period Ended September 30, 2008
Filed on November 7, 2008
File No. 000-20900

Dear Mr. Karmanos:

     We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document(s) in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

     Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended March 31, 2008

General

1.   We note that a dropdown menu listing your international offices on your website includes Sudan and Syria, which are countries that are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding contacts with Sudan and Syria. Please describe to us the nature and extent of your past, current, and anticipated contacts with those

countries, whether through partners, distributors, or other direct or indirect arrangements. Your response should describe any products, equipment, components, technology, and services you have provided to those countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.

2.   Please discuss the materiality of any contacts with Sudan and Syria described in response to the foregoing comment, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and any subsequent period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. As you may be aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Item 11. Executive Compensation (incorporated from Definitive Proxy Statement on Schedule 14A, filed July on 16, 2008)

Compensation Discussion and Analysis

Compensation Committee Interlocks and Insider Participation, page 22

3.   Under this heading, you should identify each person who served as a member of the compensation committee during the last completed fiscal year, notwithstanding whether this information is disclosed elsewhere in the filing. See Item 407(e)(4)(i) of Regulation S-K. Please confirm that you will provide this disclosure in future filings.

Form 10-Q for the Quarterly Period Ended September 30, 2008

Item 4. Controls and Procedures

Changes in Internal Control over Financial Reporting, page 37

4.   You disclose that there were no changes in your internal control over financial reporting "during the first six months of 2009" that have materially affected, or are reasonably likely to materially affect, your internal control over financial reporting. Please confirm, if accurate, that this disclosure applies to the fiscal

quarter ended September 30, 2008, and ensure that future filings provide the disclosure required by Item 308(c) of Regulation S-K for the quarterly period prescribed by the Item.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Katherine Wray, Staff Attorney, at (202) 551-3483 if you have any questions. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director